UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. _)*

MICROISLET, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

59507Q106

(CUSIP Number)

February 9, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59507Q106	13G	Page 2 of 7

1	Name of Reporting Persons. JACKSON ST. PARTNERS, 912017430
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [_]
3	SEC Use Only
4	Citizenship or Place of Organization CALIFORNIA
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 1,758,772
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,758,772
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,758,772
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]
11	Percent of Class Represented by Amount in Row (9) 3.2% (1)
12	Type Of Reporting Person (See Instructions) PN
———————
(1) Based on 55,020,436 shares of Common Stock outstanding as reported by MicroIslet, Inc. in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2008

CUSIP No. 59507Q106	13G	Page 3 of 7

1	Name of Reporting Persons. John J. Hagenbuch, Trustee U/D/T September 13, 1995
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [_]
3	SEC Use Only
4	Citizenship or Place of Organization UNITED STATES OF AMERICA
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 2,158,387
	6	Shared Voting Power 0
	7	Sole Dispositive Power 2,158,387
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,158,387
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [X] (2)
11	Percent of Class Represented by Amount in Row (9) 3.9% (1)
12	Type Of Reporting Person (See Instructions) OO
———————
(1) Based on 55,020,436 shares of Common Stock outstanding as reported by MicroIslet, Inc. in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2008.

(2) Mr. Hagenbuch disclaims beneficial ownership for warrants to purchase 3,296,154 shares of Common Stock held by John J. Hagenbuch, Trustee U/D/T September 13, 1995 that are substantially out-of-the-money.  These warrants include: 50,000 @ $1.49; 596,154 @ $1.00; 50,000 @ $0.85; 250,000 @ $0.75; 100,000 @ $0.50; and 2,250,000 @ $0.30.

CUSIP No. 59507Q106	13G	Page 4 of 7

1	Name of Reporting Persons. John J. Hagenbuch
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [_]
3	SEC Use Only
4	Citizenship or Place of Organization UNITED STATES OF AMERICA
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 2,158,387
	6	Shared Voting Power 1,768,772
	7	Sole Dispositive Power 2,158,387
	8	Shared Dispositive Power 1,768,772
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,927,159
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [X] (2)
11	Percent of Class Represented by Amount in Row (9) 7.1% (1)
12	Type Of Reporting Person (See Instructions) IN
———————
(1) Based on 55,020,436 shares of Common Stock outstanding as reported by MicroIslet, Inc. in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2008.

(2) Mr. Hagenbuch disclaims beneficial ownership for warrants to purchase 3,296,154 shares of Common Stock held by John J. Hagenbuch, Trustee U/D/T September 13, 1995 that are substantially out-of-the-money.  These warrants include:  50,000 @ $1.49; 596,154 @ $1.00; 50,000 @ $0.85; 250,000 @ $0.75; 100,000 @ $0.50; and 2,250,000 @ $0.30.

CUSIP No. 59507Q106	13G	Page 5 of 7

ITEM 1.
(a)	Name of Issuer:

MicroIslet, Inc.

(b)	Address of Issuer's Principal Executive Offices:

6370 Nancy Ridge Drive, Suite 112
San Diego, CA 92121

ITEM 2.
(a)	Name of Person Filing:

  Jackson St. Partners

              John J. Hagenbuch, Trustee U/D/T September 13, 1995

              John J. Hagenbuch

(b)	Address of Principal Business Office, or if None, Residence:

              Address of the principal business office of John J. Hagenbuch, Trustee U/D/T September 13, 1995, Jackson St.
                  Partners and John J. Hagenbuch is 425 California Street, 11th  Floor, San  Francisco, CA 94104.

(c)	Citizenship:

                Jackson St. Partners:  California

                John J. Hagenbuch, Trustee U/D/T September 13, 1995: United States

                John J. Hagenbuch:  United States

(d)	Title of Class of Securities:

Common Stock, $0.001 par value

(e)	CUSIP Number:

59507Q106

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable

CUSIP No. 59507Q106	13G	Page 6 of 7

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

John J. Hagenbuch, Trustee U/D/T September 13, 1995 is the record owner of 2,158,387shares of Common Stock.  Mr. Hagenbuch is the trustee of this trust, and has sole voting and dispositive power with respect to the shares held.  Jackson St. Partners is the record owner of 1,758,772 shares of Common Stock.  Mr. Hagenbuch is a partner in Jackson St. Partners and is the controlling natural person with respect to the shares held.  Mr. Hagenbuch's natural minor children are the record owners of a total of 10,000 shares of Common Stock, for which Mr. Hagenbuch may be deemed to share voting and dispositive power with his spouse.  Combined with the 1,758,772 shares held by Jackson St. Partners, Mr. Hagenbuch may be deemed to have shared voting and dispositive power with respect to 1,768,772 shares of Common Stock.

(a)	Percent of class:

 Jackson St. Partners:  3.2%
 John J. Hagenbuch, Trustee U/D/T September 13, 1995:  3.9%
 John J. Hagenbuch:  7.1%

(c) Number of shares as to which such person has:

 (i)  Sole power to vote or to direct the vote

Jackson St. Partners:  1,758,772
John J. Hagenbuch, Trustee U/D/T September 13, 1995:  2,158,387
John J. Hagenbuch:  2,158,387

(ii) Shared power to vote or to direct the vote

Jackson St. Partners:  0
John J. Hagenbuch, Trustee U/D/T September 13, 1995: 0
John J. Hagenbuch:  1,768,772

(iii) Sole power to dispose or to direct the disposition of

Jackson St. Partners:  1,758,772
John J. Hagenbuch, Trustee U/D/T September 13, 1995: 2,158,387
John J. Hagenbuch:  2,158,387

(iv) Shared power to dispose or to direct the disposition of

Jackson St. Partners:  0
John J. Hagenbuch, Trustee U/D/T September 13, 1995:  0
John J. Hagenbuch:  1,768,772

CUSIP No. 59507Q106	13G	Page 7 of 7

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Included as shares for which each reporting person (except Jackson St. Partners) has shared voting and dispositive power are 10,000 shares owned by the minor children of Mr. Hagenbuch, which children would have the right to the receipt of dividends from, and the proceeds from the sale of, such shares.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE     SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10. CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2009	JACKSON ST. PARTNERS

	By:	/s/ John J. Hagenbuch
John J. Hagenbuch, Partner

	By:	/s/ John J. Hagenbuch
John J. Hagenbuch, Trustee, U/D/T
September 13, 1995

	By:	/s/ John J. Hagenbuch
John J. Hagenbuch